SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Millennium Investment & Acquisition Company Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

60039Q101
(CUSIP Number)

David H. Lesser 301 Winding Road Old Bethpage, NY 11804 212 750-0371
(Name, address and telephone number of person authorized to receive notices and communications)

12/31/14
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 60039Q101	SCHEDULE 13D	Page 1 of 4 Pages

1	NAME OF REPORTING PERSONS David H. Lesser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER	1,370,692
SHARES BENEFICIALLY	8	SHARED VOTING POWER	1,555,991
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,370,692
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	1,555,991
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
David H. Lesser  1,555,991

David H. Lesser (“DHL”) directly owns 1,370,692 common shares.  Partnerships owned and/or managed by DHL own 185,299 common shares.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.9% 18.11
14	TYPE OF REPORTING PERSON Indivi Individual

CUSIP No. 60039Q101	SCHEDULE 13D	Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS Hudson Bay Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS CO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER	185,299
SHARES BENEFICIALLY	8	SHARED VOTING POWER	N/A
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	185,299
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Hudson Bay Partners LP 185,299 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.92 2.3%
14	TYPE OF REPORTING PERSON Limited Partnership In

CUSIP No. 60039Q101	SCHEDULE 13D	Page 3 of 4 Pages

This Schedule 13D is a continuation of filings that have been previously filed by the Reporting Persons related to ownership of common shares of Millennium Investment & Acquisition Company, Inc. (formerly Millennium India Acquisition Company.

Item 1.	Security and Issuer.

The class of securities to which this statement relates is common shares, $0.001 par value, (the “Common Shares”) of Millennium Investment & Acquisition Company, Inc. (the “Company” or “Issuer”)

The address of the principal executive offices of the Company is:

301 Winding Road
Old Bethpage NY 11804

Item 2.	Identity and Background.

This statement is filed on behalf of each of David H. Lesser (“DHL”), a United States citizen and Hudson Bay Partners, LP, a Delaware limited partnership (“HBP”) (collectively, the “Reporting Persons”).  DHL is the sole owner and managing partner of HBP.  The address for the Reporting Persons is:

301 Winding Road
Old Bethpage NY 11804

DHL is the CEO and Chairman of the Board of the Company.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

To make the purchases identified herein, each of the Reporting Persons has used his or its own funds and or borrowing capacity available to him or it, respectively, for investment purposes.

Item 4.	Purpose of the Transaction.

The shares were acquired by the Reporting Persons for investment purposes. The Reporting Persons reserve the right to acquire additional shares of the Issuer, either in open market purchases or in private transactions.  Other than as described in this Item 4, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer's financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors.  Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (in case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Issuer, or instruments convertible into or exercisable for any such securities or instruments into which any such securities are convertible into or exchangeable for, including Shares (collectively, "Issuer Securities"), in the open

CUSIP No. 60039Q101	SCHEDULE 13D	Page 4 of 4 Pages

market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and/or (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, the Reporting Persons beneficially own, directly and indirectly, 1,555,991 Common Shares or 18.9% of the total number of the Common Shares outstanding.  The Common Shares are owned directly or indirectly as follows:

David H. Lesser                                                                1,370,692

Hudson Bay Partners, LP                                                   185,299

DHL acquired the following shares from the date of the last Schedule 13D Filing:

  Shares                                           Price
12/31/14                                   1,370,692                                       $0.55

Hudson Bay Partners, LP acquired the following shares from the date of the last Schedule 13D Filing:

                                                           Shares                                        Price
8/23/13                                               2,500                                           $0.82
11/26/13                                             8,900                                           $0.95

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

David H. Lesser is the CEO and Chairman of the Board of the Company.  There are no contracts, arrangements or understandings with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

1/5/15	By:	/s/ DAVID H. LESSER
DAVID H. LESSER

HUDSON BAY PARTNERS, LP

1/5/15	By:	/s/